SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH AUGUST 04, 2006

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Brasil Telecom
Participações S.A.

2nd Quarter 2006 Earnings Release

HighlightKs

Operational:

•   2,772 thousand mobile accesses in 2Q06 (51.4% of the Company’s goal for 2006: 3.3 million).

•   1,155 thousand broadband accesses at the end of June.

Financial:

•   Cost1 reduction: 0.9% and 3.4% reduction in comparison to 1Q06 and 2Q05, respectively.

•   Net Income of R$105 million in 2Q06.

[1] Excluding depreciation and amortization.	- 1 -

Gross Revenue (R$ million)

•   2.3% increase in 1H06 in comparison with 1H05.

•   Expansion of BrT’s mobile subscriber base (2Q06 x 1Q06: +12.5%) .

•   Fixed Voice and seasonality (2Q06 x 1Q06: 1% reduction) .

•   Increase in data communication and other services revenue (2Q06 x 1Q06: +4.5%) .

Gross Revenue (R$ million): 2Q05 x 2Q06 Evolution

Fixed Voice

•   Hybrid terminal maintained a 8.7% stake regarding lines in service by the end of 2Q06.

•   Fixed Pre-Paid Plan is being replaced by AICE and the Hybrid Plan.

CAGR - Compounded Annual Growth Rate	- 4 -

Broadband

•   ADSL revenue accounts for 43.6% of total data communications revenues.

•   12.3% penetration of LIS.

CAGR - Compounded Annual Growth Rate	- 5 -

Mobile Telephony

•   2,772 thousand mobile accesses in 2Q06 (51% of goal for 2006).

•   10.7% of market share and 33% of pos-paid accesses.

•   ARPU = R$ 26 and SAC = R$ 152.

ARPU - Average Revenue Per User SAC – Subscriber Acquisition Cost	- 6 -

Mobile Telephony – More quality with efficiency

•   BrT Mobile was awarded the BVQI/Inmetro certification for the registration, collection, tariff settlement and invoicing of calls, assuring the correct charging of calls effectively made.

•   BrT Mobile is the only mobile company certified by BVQI / Inmetro in these concepts.

BVQI (Bureau Veritas Quality International) is an organism of independent certification of the Veritas Bureau Group.	- 7 -

Operating costs and expenses (R$ million)

•   0.9% and 3.4% reduction in comparison to 1Q06 and 2Q05, respectively.

•   0.9% reduction in 1H06 in comparison to 1H05.

Excluding depreciation and amortization.	- 8 -

Operating costs and expenses (R$ million): 2Q05 x 2Q06 Evolution

Excluding depreciation and amortization.	-9 -

EBITDA (R$ million)

•   Impacted by BrT Mobile performance.

•   Reduction of Operating costs and expenses in 2Q06.

EBITDA: Earnings before interests, taxes, depreciation and amortization.	- 10 -

Net Income (R$ million)

•   Net income of R$ 0.2885/1,000 shares and US$ 0.6665/ADR.

•   Credit of Interest on Own Capital of R$ 185.3 million (equivalent to R$0.5112 /1,000 shares).

Net Debt (R$ million)

•   Net Debt / Shareholders Equity = 36.9%.

•   Cost equivalent to 11.5% p.a. in 2Q06.

•   Debentures (Brasil Telecom S.A.) – July, 2006:

     - Use: to improve the company’s debt structure

     - Third largest issuance among non-banking private companies in Brazil (R$ 1.08 billion at 104% of the Domestic Interbank Rate)

     - Average term of the debt: 42.4 months (effective) x 50.9 months (pro-forma)

[1] Contractual retentions and temporary investments included.	- 12 -

CAPEX (R$ million)

•   CAPEX/Gross Revenue = 7.6% in 1H06.

2006 Guidance

	2005	2006

Revenue Growth	+15.1%	Stable

EBITDA Margin	27% / 33%[1]	34%

CAPEX R$ billion	1.98	1.90

Mobile accesses (million)	2.2	3.3

[1] Adjusted EBITDA margin, excluding non recurring itens	- 14 -

This presentation contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates“, "believes“, "estimates“, "expects“, "forecasts“, "intends“, "plans“, "predicts“, "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

Brasil Telecom
Participações S.A.

2nd Quarter 2006 Earnings Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 04, 2006

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer